Filed by TLGY Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: StablecoinX Inc.

Commission File No. 333-290567

Date: October 2, 2025

As previously announced, on July 21, 2025, TLGY Acquisition Corp., a Cayman Islands exempted company (“TLGY”), StableCoinX Assets Inc., a Delaware corporation (“SC Assets”), StableCoinX Inc., a Delaware corporation, (“StablecoinX”), StableCoinX SPAC Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of StablecoinX (“SPAC Merger Sub”), and StableCoinX Company Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of StablecoinX (“Company Merger Sub”), entered into a business combination agreement (the “Transaction Agreement”), for a business combination transaction (the “Transaction”) that will result in, among other things, TLGY and SC Assets becoming wholly owned subsidiaries of StablecoinX and StablecoinX becoming a publicly traded company.

On September 30, 2025, Young Cho, the Chief Executive Officer of TLGY and SC Assets, gave an interview on the Tasty Crypto show relating to, among other things, the proposed Transaction. A transcript of the interview is provided herewith. On October 1, 2025, Young Cho posted about the interview on LinkedIn and SC Assets posted about the interview on X.com. Such posts are also provided herewith.

Interview Transcript

Dan Cecilia (Host): Welcome back to the Tasty Crypto Show. I'm Dan Cecilia, and today I'm joined by Young Chu, CEO of StablecoinX, the first publicly traded treasury company established to focus on the Ethena Stablecoin ecosystem. Young is a CFA charter holder and brings over a decade of experience in leading both traditional finance and crypto companies. Young, welcome to the show.

Young Cho (TLGY): Thanks for having me, Dan.

Dan Cecilia (Host): Yeah, for sure. Let's just jump into it. I think this is a really interesting topic. Stablecoins have been hot in the news and we've integrated 'em on our platform. So what drove the decision to create a treasury company, specifically for the Ethena ecosystem? Why is this model more appealing to investors over direct investment approach?

Young Cho (TLGY): Yeah, so I started this journey. I've been in crypto now for about eight years. Before that, I was in traditional finance for over 12 years. Started my career at Citigroup. But as I was talking to you before in the past, I was previously CFO of Hedera hash graft. Before that, I was chief investment officer at abra. But it is just wild. It's just wild how much we progressed over the past eight years in the space. And so recently, just about last year, a friend of mine asked me to join as CEO of TLGY Acquisition Corp SPAC. He's also been in traditional markets in the past. He's been in the SPAC world for about over 18 years. And he brought me on board to head up TLGY to look at what we can do in the crypto company with the new administration. And so we were talking late last year and we saw what Michael Saylor was doing with Strategy, obviously, what Leah Wald was doing with SOL Strategies, and we thought we could improve on that model.

So what those guys are doing is basically buying crypto at spot, putting it into a company, and essentially just having that listed vehicle ride on the beta of those of Bitcoin or Solana. But coming from the layer one protocol at Hedera previously, I thought we could improve on that because a lot of these projects are looking for two things. They're looking for a public market advocate to help them get the word out about their protocol beyond just the crypto community. And so that's one thing that I think a lot of foundations in the crypto space are looking for. And the other thing is for investors, they're looking for a decent return. So being, again, historically at Hedera, we sold tokens at a discount anywhere from 30 or 50% OTC, and they're locked tokens. And we sold them to investors, hedge fund managers, VCs, and we thought we could create some value to investors by being able to create a digital asset treasury company, buy these tokens at a 30 or 40 or 50% discount, and then have those investors or shareholders benefit from that discount that we're purchasing as token set.

So that's how we came up with the idea. And that started late last year. We've been talking with several foundations in the space, and when we came across Ethena, we thought this would be a fantastic partner to work with. Just the fact that they are in the stablecoin space. We knew that Circle was coming up with their IPO in the next several months. This was early this year. And so we saw their S-1 filing and the stablecoin narrative is a pretty simple, yet very compelling narrative to give to Wall Street and Main Street. So that's how we came to where we are. We signed an LOI with the Ethena Foundation back in April, and we got the definitive merger agreement with them back on July 21st.

Dan Cecilia (Host): Awesome. And I think it's a really interesting insight. It's awesome story by the way, just kind of the background and how this came to fruition. And if you're a crypto native, I am, you are even, you're following the space. Obviously Ethena was kind of a big, big name in the stablecoin space over the last couple of years, so it's getting more traction now. Obviously stablecoins to your point, have been accepted widely with this new administration. And I'm curious, I read in the press release and doing my research, you guys raised close to $890 million in financing to go on and purchase the token ENA, which is the protocol token, USDe being the stablecoin. This is a huge bet, obviously and makes you the largest holder of ENA. So can you just walk through that ENA investment thesis for us?

Young Cho (TLGY): Yeah, so like I mentioned, there's a great shift happening in the stablecoin market and we call this a stablecoin supercycle. The Treasury Secretary, Scott Bessent, said he expects stablecoins to growth from, I believe right now it's just under 300 billion, because there's been a massive rise in USDe over the past month or two. So now we're close to about 300 billion. And Treasury Secretary Scott Bessent expects stablecoins to grow to about 3.7 trillion by 2030. So that's a 12x increase in just the total addressable market in the next five years. On top of that, the yield bearing stablecoins, they're currently about 5% of that 300 billion. And there's been research reports out there from JPMorgan that estimate that in a bull case, the yield bearing stablecoin market could grow to about 50% of the stablecoin market in the next five years. So you're seeing not only you're seeing a 12x increase in the TAM of stablecoins, you're potentially seeing a 10x increase within the stablecoin market of yield bearing stablecoins growing to be half of that 3.7 trillion market. So that's a massive compounding effect, and we think that is by the definition of what the stablecoin supercycle is, and ENA and the Ethena protocol is well poised to benefit from that.

Dan Cecilia (Host): That. Yeah, no, it's a great point. And I think any investor, right, when they look at this asset class or they look at stablecoins and they think I want to yield, right? That's kind of what investors are looking for. And USDC, some of these traditional issuer stablecoins, USDT, they don't pass that yield on. So I think that's where if you do the research into Ethena, that's where it stands out. So it's a great point and definitely something that sets it apart. So for our audience who they're typically familiar with traditional derivatives options futures, can you explain where that yield comes from? Kind of dig into that a little bit, that delta neutral approach?

Young Cho (TLGY): So this is a pretty common strategy that's run by a lot of hedge funds in the crypto space. It actually came from the traditional finance guys. They've actually done this with U.S. treasuries. And so what they do is they typically sell the futures and buy spot, and that's in “tradfi”. But in the crypto world, what a lot of these hedge funds have done in the past, and because there's a pretty nice premium with it, they sell Bitcoin futures and then they buy the spot Bitcoin. So they're hedged, right? So whatever happens to the price of Bitcoin, it's always delta neutral because it's hedged. You're buying spot, but you're selling futures and there's a premium to futures because typically people pay for that premium because they're getting leverage on those Bitcoin futures. So that's what the Ethena protocol does. They sell the Bitcoin futures and then they buy the spot and then they pass on that difference, that premium that you're earning, that you're gaining from selling the Bitcoin futures, they pass it on to the USDe holders. And so that's called the delta neutral hedge, the position. And this is very common with a lot of the larger hedge funds in the crypto space. And this has been proven in the tradfi with U.S. treasuries like I mentioned before. And so that's where the yield comes from.

Dan Cecilia (Host): Gotcha. Okay. So it's kind of like a carry trade in other words. And so digging that a little bit, and I think investors, a lot of 'em want to know how to value things, especially in crypto, right? Sometimes it's vague, especially if you're coming from tradif, maybe they want to value it on fundamentals, but there's not often one-to-one fundamentals with tradfi. So with this ENA, StablecoinX and ENA, what would you say you would value that on for investors? Is it token price? Should they look at protocol revenue? Obviously the carry trade's a big component, or is it just a broader bet to your point on stablecoin innovation and adoption?

Young Cho (TLGY): Yeah, so for valuing StablecoinX, I mean you got to think about it in two different ways, right? There's the beta component basically, because we are treasury company of the ENA tokens, but then also there is the alpha. And so that alpha will determine at what sort of premium to mNav we trade at. The nav is going to be based entirely by the price of ENA tokens. So that's what I call the beta component. And so the ENA token price is driven by a lot of things. It's driven by the growth of the USDe, it's driven by the users of USDe and the Ethena protocol, the protocol revenue itself, and increased distributions of USDe on more wallets like exchanges. They had a recent announcement with Binance where they're basically partnering with them to quote a lot of the cryptocurrencies in USDe.

So there's all that, and that to me is what determines the mNav, and that is the biggest component of the StablecoinX price, and that's the beta, right? But then the second component, like I mentioned, is the alpha. The alpha is really how good of a job that we do, the StablecoinX management, in terms of getting more ENA tokens per share for shareholders. And so that's things like we intend to stake our ENA tokens onto the validator network on the Converge network when it launches. We're also looking at different ways where we can potentially earn yield by maybe even buying USDe and taking out debt so that we can, well, the debt's got to be at a lower cost than the yield can earn on USDe, but there's things like that we're thinking about. And then also we have a collaboration agreement with the Ethena Foundation. It's a five-year collaboration agreement where we have a right of participation to participate in their future discounted token offerings that they provide to the OTC market. So we can purchase ENA tokens, we purchase tokens at a 30% discount in our previous pipes, but going forward, we have a five year right participation continue that buy more ENA tokens at a discount, and then that's one way we accrete value to our shareholders. As long as we are buying these ENA tokens at a healthy discount versus then the shares that we can issue at. If we are issuing shares at a 1x mNav or 1.1x mNav and we're buying these tokens at 30 or 40% discount, we're accreting value to our shareholders that way. So those are three different ways we can earn alpha on the ENA token so that we can trade out a premium to your mNav.

Dan Cecilia (Host): Yeah, no, that makes a ton of sense. I appreciate the illustration and you simplified it a ton. And I'm actually interested, you're going to go out and it sounds like you'll go out and actually try and run some defi strategies, so to try and earn a little bit more of the yield. Would you be using Aave or would you be going out like Pendle is another one I think is interesting, or is that kind of something you're still figuring out?

Young Cho (TLGY): We're still figuring that out, and we have to be careful because we are going to be a list of company. So some of these protocols that you mentioned don't necessarily run the right KYCs, and so we have to be careful on which particular platforms we decide to run these strategies on. But yeah, I mean we're exploring all those different things, but we have to be mindful that we are an SEC reporting company.

Dan Cecilia (Host): Of course, for sure. So I think when I hear yield bearing stablecoin, I think other crypto natives when they hear yield bearing stablecoin and carry trade and some of that we look at maybe you think of Terra LUNA, you think of some of these other blowups from last cycle. So a lot of critics will point to the funding rate risks of the perps markets, futures markets, exchange counterparty risk. Obviously you pointed to the protocols not running KYC, regulatory oversight risks there. So how are you addressing these risks and mitigating them at being the largest ENA holder?

Young Cho (TLGY): Yeah, so I mean, we've come a long way since the Terra LNA debacle and that was an algorithmic stablecoin. This is a synthetic collateralized stablecoin with the future spaces trade as its collateral like I mentioned. But the ways we mitigate risk is there's a lot of different things that the Ethena protocol can do itself, and then there's the things that StablecoinX does as a participant or as one of the larger holders of the ENA tokens. But just to kind of broadly talk about those different topics that you mentioned. So the funding rate is one of the risks. It's historically been mostly positive. It's ranged anywhere from five to 25% over the past three years, but the funding rates do from time to time go negative and the Ethena Protocol does have a reserve to buffer losses when rates do go negative. It usually happens, I think in the past it's happened about 10 or 15% of the time. So they also can close the future basis trade and purchase USDtb to fund those yields to USDe holders as they wait for the funding rates to go from negative to positive. By the way, the longest that the funding rates stay negative hasn't been longer than 13 or 14 days.

Dan Cecilia (Host): Oh, wow.

Young Cho (TLGY): But this is something that the Ethena Protocol does itself to manage those risks, but we as largest older of the ENA tokens, we participate in the governance, the governance of the Ethena protocol. And so we don't manage directly those types of decisions. We can basically participate in any sort of decisions or any sort of votes that come up where we can either appoint or maybe give suggestions or change some of the risk committees within the Ethena protocol, but we don't directly manage that ourselves. As a large ENA token holder, that is how we can mitigate some of the risks. Then there's also questions about the counterparty risks because the Ethena protocol is running these future basis trades on various exchanges. Well, the exchange that they run, the biggest exchange that they run on is on Deribit and Deribit now, as you know, is they're owned by Coinbase or merging with them, and they're going to be $80 or $90 million, $80 or $90 billion market cap company when they close their merger. I think they already closed actually, so the counterparty risk there is pretty mitigated in my opinion. There's various different things that are happening, but we've come a long way since those Terra Luna days. In fact, when the funding rates do go negative, when you close those positions, there is this kind of mean reversion back up to, that's why the funding rate hasn't been negative for more than one or two weeks. So that mean reversion does allow the protocol to get back into a positive funding rate environment.

Dan Cecilia (Host): Gotcha. Yeah, and like we were talking about before the show, we've come a long way since we both entered the space and liquidity. We've seen more liquidity come to the space. Obviously with the positive regulatory environment currently in some of the regulations passed here in the states, it makes it a more trusted environment to operate. And then Coinbase, some of these counterparties you talked about, they're well capitalized. So as a participant, that makes me feel pretty good and obviously come a long way since last cycle. So I want to get into this stablecoin supercycle narrative and dig into this a little bit, because here at TastyTrade we're traditional finance first, we provide access to derivatives, futures, options, Forex and stablecoins was one of the big things that we've implemented and seen a huge boost with not only current clients, but new clients' funding. So I want to know your opinion on what's driving demand for stablecoin adoption and then how Ethena kind of fits into this.

Young Cho (TLGY): So as we've seen, there's a lot of institutions that have been kind of waiting on the sidelines. Banks in particular we're kind of joking about this. If you're old enough to be in this industry like five or 10 years ago, you probably had your bank account shut down a couple of times. But now banks have been for regulatory clarity. They have it now with the Genius Act and banks and institutions are just starting to dip in. That's why we've seen just in the past two months, man, I mean the stablecoin market cap roof in 250 billion to 300 billion, 50 billion in just a couple months, and you're seeing more and more institutional adoption. So that's really driving a lot of the growth in the stablecoin supercycle. And we've seen, well, the Genius Act was passed – this is my opinion – because the stablecoin industry participants are now the 12th largest U.S. treasury holders in the world.

And when you have a lot of these sovereigns that are a little uncertain about holding U.S. treasuries or a little uncertain about the geopolitics with the Trump administration and the tariffs and all that. China, I think they're not a net seller, but they're not renewing, they're not buying any more U.S. Treasury. They're not buying as much to redeem or to replenish. So a lot of these countries are starting to dip down in terms of their U.S. treasury holdings. And you see this little industry participant called stablecoins and Tether and Circle and some others that are now going up in the ranks of U.S. treasury holders. And so in my opinion, that's why I think the Genius Act was a priority for Washington. And with that, you're seeing a lot, now that you have that clarity, a lot of the companies, a lot of banks, a lot of sovereigns are paying attention to stablecoins. And so I don't think that's going to slow down anytime soon. It's going to continue. You're going to have other countries doing the same thing, passing something similar to the Genius Act, and you're going to see a lot of adoption here.

Dan Cecilia (Host): Yeah, no, it's a great point. And obviously if you're, you're in the finance industry and you follow some financial media, there's always this talk about government debt, and I guess some of these sovereigns are reducing exposure. And then if you're in crypto, you're realizing, oh wow, these issuers, these stablecoin issuers, they are the buyers and they're the big buyers. And if you're outside of the space, nobody's really paying attention until obviously this year to these issuers. So yeah, the regulations had to catch up, the laws had to catch up. So I think it fits with that stablecoin supercycle narrative. And you mentioned Circle, Circle was a massive IPO. I saw it here at Tasty when it went live on the Trade Desk, some of that stuff, kind of how it traded beginning during its IPO and obviously Tether and Tether just launched plasma. It's the biggest stablecoin, U.S. dollar Tether being. And so I'm wondering how do you view competition from those players? Obviously Ethena is a little bit different, but there's those incumbents and then the new entrant. So how do you view that competition?

Young Cho (TLGY): Yeah, so like you mentioned, they are different USDC and USDT, they don't offer yield to their holders. They keep it all themselves. And so we don't necessarily view them as competition. In fact, Tether, they're very complimentary to Ethena, right? So USDT, they comprise about 15 to 16% of the collateral, or we have the Ethena Protocol has a redemption liquidity pool so that they can stay liquid and they can have people that are redeeming, they can pull their points or their cash out through USDT. So they're very complimentary in that regard. So we don't really view them as competition, but there are new entrants. We encourage that there's more innovation to come. We're just scratching the surface. And so even though Ethena is the largest yield bearing stablecoin with roughly about 4 or 5% of all the entire stablecoin market, there's definitely a lot of room for new entrants to come in. We haven't seen any other compelling other protocols, but I'm sure there's going to be some. I'm sure there's going to be others. And we have many years to runway until we get to a $3.6 trillion market cap in stablecoins, 50%. I mean, there's so much room for other participants to come in, so we welcome that.

Dan Cecilia (Host): Yeah, no, I think rising tide lifts all boats in this space in some respects. And obviously you want to keep the bad actors out. And so obviously encouraging and working with each other, like you said, Tether makes up a portion of Ethena. It's good, it's positive for the space. I've been in the space in 2017, I know you've been in longer and just seeing the way it's developed and seeing how these protocols going to work together, we should welcome some of these new entrants, some of this competition, and hopefully it'll grow the space even bigger. So I guess if we look ahead, and you talked about you guys are well capitalized, you have a long runway, multi-year outlook, what would need to happen in the Ethena ecosystem for StablecoinX and what you're doing here to be considered a major win?

Young Cho (TLGY): So I mean, like I mentioned in the past, two things, it's the ENA token price performance that is our biggest driver of our stock because that is what our mNav is benchmarked against. So if the ENA token performs well, we do well as StablecoinX. So that's one. And those things are driven, like I mentioned before, growth in the USDe, user growth in the Ethena protocol, protocol revenue increasing, distributions of USDe, all that stuff is what we would love to see. And the other thing that we love to see and would consider a win is if we increase our ENA tokens per share. That is how we get that extra bit of juice to go from just an mNav benchmarking the ENA token price, but if we trade at a slight premium because we're able to grow the ENA token per share, that would be also another huge region win.

Dan Cecilia (Host): Gotcha. Okay. So we have to look at mNav, have to look at ENA price like we mentioned previously. That's kind of what we're benchmarking and what you'd like to see over the next couple of years. So being in crypto for so long, you always get kind of the skeptics or you get, why should I buy this? Or it's all the stories, all the critics. So what is your message to traditional investors who might be hesitant about this approach to stablecoins and crypto exposure?

Young Cho (TLGY): So I mean for tradfi investors, which is the market that we're targeting primarily on top of other crypto investors, if you want exposure to explosive growth expected in the stablecoin market, there's only really a couple investments you can really make. So there's Circle, there's Circle stock, which is now trading at I think about 130 PE or something like that. I mean they had a phenomenal ride. They went up to about $50 billion mark cap and now I think they kind of settled somewhere around $30 billion. But they're still, I mean this is not investment advice, but if you ask me, it might be a little rich at 130x PE and so you can invest in that or you can buy StablecoinX stock. We haven't gone effective yet, we expect to sometime in the next several months next, but when we do become effective, there's going to be now potentially two different types of vehicles or investments that you can deploy your stablecoin investment thesis into. And so we think that is going to be an interesting dynamic between, we think some of these things will probably trade at close to mNav or maybe slightly above, but this is where investors that are in traditional finance, if they want to express that stablecoin narrative that's thematic, there's really only a couple investments that they can make that's Circle, that’s StablecoinX potentially in the next couple months.

Dan Cecilia (Host): Gotcha. Yeah, we'll definitely have to look at that and then I'll be following it closely as you guys progress to get listed. So we got a minute left. I just want to allow where can our audience find you and follow along after today's show?

Young Cho (TLGY): Yeah, so we're on X. The Twitter handle there is at StablecoinX, we post there pretty regularly. So there's a lot of posts that we make about what's happening with the Ethena protocol. We give them updates on what's happening with us particularly, so we could follow us on X. That's the best way to follow us, sir.

Dan Cecilia (Host): Awesome. Yeah, so Young, I appreciate it. This was a great conversation. We'd love to have you come on again, maybe as you get closer to listing, always down to chat, love hearing about this. It's really interesting and I wish you luck and I'll definitely follow along as you guys get closer to listing.

Young Cho (TLGY): Thanks. Thanks Dan. Thanks for having me.

Dan Cecilia (Host): Alright, that's it. We'll see you guys Wednesday. I'm Dan. Peace.

LinkedIn Post

X.com Post

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Additional Information and Where to Find It

In connection with the Transaction, StablecoinX has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement of TLGY and a preliminary prospectus of StablecoinX, and after the Registration Statement is declared effective, TLGY will mail the definitive proxy statement/prospectus relating to the Transaction to its shareholders as of the record date to be established for voting at the extraordinary general meeting of its shareholders to be held in connection with the Transactions (the “Extraordinary General Meeting”). The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the Transaction and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the Transaction and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. TLGY and StablecoinX may also file other documents with the SEC regarding the Transaction. TLGY’s shareholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Transaction, when available, as these materials will contain important information about TLGY, SC Assets, StablecoinX and the Transaction.

TLGY’s shareholders and other interested persons will be able to obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed by TLGY and StablecoinX with the SEC, when available, free of charge, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

TLGY, SC Assets, StablecoinX and their respective directors and officers may be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Transaction. More detailed information regarding the directors and officers of TLGY, and a description of their interests in TLGY, is contained in the Registration Statement as well as TLGY’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 5, 2025, and is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Transaction and other matters to be voted upon at the Extraordinary General Meeting are set forth in the Registration Statement.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements with respect to the proposed Transaction include expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding SC Assets, StablecoinX, TLGY and the proposed Transaction, statements regarding the anticipated benefits and timing of the completion of the proposed Transaction, the assets held by SC Assets and StablecoinX, the price and volatility of ENA Token, ENA Token’s growing prominence as an issuer of digital dollars on-chain, StablecoinX’s listing on any securities exchange, the macro, political and regulatory conditions surrounding ENA Token, the planned business strategy including StablecoinX’s ability to develop a corporate architecture capable of supporting its treasury initiatives and strategic stake in the Ethena Protocol, plans and use of proceeds, objectives of management for future operations of StablecoinX, the upside potential and opportunity for investors, StablecoinX’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the proposed Transaction, the satisfaction of closing conditions to the proposed Transaction and the level of redemptions of TLGY’s public shareholders, and StablecoinX’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; the risk that the proposed Transaction may not be completed by TLGY’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the proposed Transaction, including the approval of TLGY’s shareholders and the listing of StablecoinX’s securities on a national securities exchange at closing; failure to realize the anticipated benefits of the proposed Transaction; the level of redemptions by TLGY’s public shareholders, which may reduce the public float of, reduce the liquidity of the trading market of, and/or impact the ability of, the shares of Class A common stock of StablecoinX to be listed in connection with the proposed Transaction; the insufficiency of the third-party fairness opinion for the board of directors of TLGY in determining whether or not to pursue the proposed Transaction; the failure of StablecoinX to obtain or maintain the listing of its securities on any securities exchange after closing of the proposed Transaction; risks associated with TLGY, SC Assets and StablecoinX’s ability to consummate the proposed Transaction timely or at all, including in connection with potential regulatory delays or impediments, changes to the Converge network or changes in ENA Token prices or for other reasons; costs related to the proposed Transaction and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to StablecoinX’s anticipated operations and business, including the volatile nature of the price of ENA Token and its ability to operate its business on the Converge network; the risk that StablecoinX’s stock price will be highly correlated to the price of ENA Token and the price of ENA Token may decrease between the signing of the definitive documents for the proposed Transaction and the closing of the proposed Transaction or at any time after the closing of the proposed Transaction; risks associated with TLGY, SC Assets and StablecoinX’s ability to consummate the proposed Transaction timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; risks related to increased competition in the industries in which StablecoinX will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding ENA Token; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the proposed Transaction, StablecoinX experiences difficulties managing its growth and expanding operations; the risks that launching and growing StablecoinX’s ENA Token treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing StablecoinX’s business plan, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which StablecoinX’s Class A Common Stock will be listed or by the SEC, which may impact StablecoinX’s ability to list its securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against StablecoinX, SC Assets, TLGY or others following announcement of the proposed Transaction, and those risk factors discussed in documents that StablecoinX and/or TLGY has filed, or will file, with the SEC. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that have been and/or will be filed by TLGY with the SEC from time to time, the Registration Statement and the proxy statement/prospectus contained therein, and other documents that have been or will be filed by TLGY and StablecoinX from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither TLGY, SC Assets nor StablecoinX presently know or that TLGY, SC Assets and StablecoinX currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of TLGY, SC Assets, and StablecoinX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY, SC Assets, nor StablecoinX gives any assurance that any of TLGY, SC Assets, or StablecoinX will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by TLGY, SC Assets or StablecoinX or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TLGY, SC Assets, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Transaction or the accuracy or adequacy of this communication.

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